Exhibit 99.1

RRsat Global Communications Network Ltd.

PROXY STATEMENT

Annual General Meeting of Shareholders

August 5, 2009

        We invite you to attend RRsat Global Communications Network Ltd.‘s Annual General Meeting of Shareholders. The meeting will be held on August 5, 2009 at 10:00 a.m. (Israel time), at RRsat’s executive offices at Reem, D.N. Shikmim 79813, Israel.

        We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to reelect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to reelect seven directors;

(2)	to reappoint an observer to our Board of Directors and to approve his compensation;

(3)	to approve changes to the compensation of our Vice President – Sales & Marketing;

(4)	to approve the execution and delivery of a Chairman Services Agreement with the Chairman of our Board of Directors; and

(5)	to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2009 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2008 consolidated financial statements.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at Reem, D.N. Shikmim 79813, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by August 4, 2009 at 6:59 A.M. (Israel time). Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

—	Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat’s Special License No. 5-10439-2-95049; and

—	You do NOT have a personal interest in the adoption of Proposals Nos. 2, 3 and 4.

        Copies of the proxy card, the notice of the meeting and this proxy statement are available at
http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 28, 2009. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 28, 2009, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about June 29, 2009, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On June 28, 2009, we had outstanding 17,306,783 Ordinary Shares. Except as described in proposal No. 1 below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

        The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy. Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected). Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit. The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3 and 5. The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 4. In addition, a special majority vote will be required for approval of proposals Nos. 2, 3 and 4. In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than one percent of our outstanding Ordinary Shares. Please note, that under Israel’s Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of June 28, 2009 for (i) each person who, to the best of our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,306,783 Ordinary Shares outstanding as of June 28, 2009. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., Reem, D.N. Shikmim 79813, Israel.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot	8,565	*
David Rivel (1)	2,155,340	12.4%
Gil Efron	-	-
Lior Rival	18,343	*
Maya Rival	8,004	*
Ziv Mor	8,004	*
David Assia	-	-
Amit Ben-Yehuda	2,668	*
Dan Levinson	-	-
Vered Levy-Ron	-	-
Alexander Milner	-	-
Ron Oren	-	-
Guy Vaadia	-	-
All directors and officers as a group (13 persons)(1)	2,200,924	12.6%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (2)	6,556,867	37.9%
Kardan Communications Ltd. (3)	4,233,600	24.5%

*	Less than 1%.

(1)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us. Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share, (ii) 37,800 ordinary shares at an exercise price of $6.16 per share, and (iii) 44,100 ordinary shares at an exercise price of $6.77 per share,. These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(2)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 14, 2009 and on other information provided to us. The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. As of December 31, 2008, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 74.3% of the voting power of Rapac Communication & Infrastructure Ltd. As of December 31, 2008, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 63.2% of the voting power of Inter-Gamma Investment Company Ltd. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 ordinary shares. InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 471,067ordinary shares. In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of additional 2,155,340 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 12, 2009 and on other information provided to us. The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd. As of December 31, 2008, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO ELECT SEVEN DIRECTORS

        You are being asked to reelect seven of our current directors: Gilad Ramot, David Rivel, Amit Ben-Yehuda, Dan Levinson, Alexander Milner, Ron Oren and Guy Vaadia. Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2010.

        In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our two Outside Directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat.

Nominees for Director

        Our Board of Directors recommended that the following seven nominees be reelected to our Board of Directors at the meeting. If elected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders.

        Gilad Ramot, the Chairman of our Board of Directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001. He serves as a director of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces’ Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

        David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors. Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication. He is responsible for the development and implementation of our strategy, our business development and the overall management of our company. He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association. He is the father of Lior Rival, our Vice President of Sales & Marketing, and Maya Rival, our Vice President – Operations.

        Amit Ben-Yehuda, a member of our Board of Directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders. Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005. From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel. Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996. He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Sintecmedia Ltd., Unicell Ltd., The Israeli Channel and Baby First TV LLC. Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

        Dan Levinson, a member of our Board of Directors since July 2008, is the Business Development Manager of Kardan Communications Ltd. Prior to becoming Business Development Manager of Kardan Communications Ltd. in June 2008, Mr. Levinson worked in Strategic Planning for The First International Bank of Israel from 2003 until 2008. From 2000 until 2003 Mr. Levinson served as an associate in the venture capital funds of Poalim Capital Markets. From 1998 until 2000 Mr. Levinson served as a credit officer in the Corporate Banking Division of Bank Hapoalim. Mr. Levinson currently serves as a director of several private companies, including Unicell Advanced Cellular Solutions Ltd. and IDIT IDI Technologies Ltd. Mr. Levinson holds a Bachelor of Science in Management from the Arizona State University and an MBA from Tel-Aviv University.

        Alexander Milner, a member of our Board of Directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd. Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd. Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd. Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

        Ron Oren, a member of our Board of Directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd. Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006. Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

        Guy Vaadia, a member of our Board of Directors since October 2007, is the Managing Partner of Origo Investments, a credit investment fund. Prior to joining Origo Investments in 2009, Mr. Vaadia was the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha’Mizrahi from 1995.  Until March 2009, Mr. Vaadia serves as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd., O.R.T. Technologies Ltd., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd.   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following seven persons to the Board of Directors of RRsat Global Communications Network Ltd. until the 2010 annual meeting of shareholders of RRsat Global Communications Network Ltd. be, and it hereby is, approved: Gilad Ramot, David Rivel, Amit Ben-Yehuda, Dan Levinson, Alexander Milner, Ron Oren and Guy Vaadia.”

        These seven directors will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy. Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected). Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.

ITEM 2 – PROPOSAL TO REAPPOINT AN OBSERVER TO THE BOARD OF
DIRECTORS AND APPROVE THE OBSERVER’S COMPENSATION

        Yigal Berman has served as an observer to our Board of Directors since our 2007 annual general meeting. Prior to that appointment, Mr. Berman served as a member of our Board of Directors since June 1993. Our Audit Committee and Board of Directors have determined that it is in the best interest of RRsat and its shareholders for RRsat to continue to benefit from Mr. Berman’s expertise and contribution. Accordingly, our Audit Committee and Board of Directors have approved the reappointment of Mr. Berman as an observer to our Board of Directors until next year’s annual meeting of our shareholders or until such earlier time determined by the Board of Directors, and to compensate Mr. Berman for his services. We are therefore proposing that you now approve the reappointment and compensation of Mr. Berman. Mr. Berman’s background is described below:

        Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.). Mr. Berman served as our director from June 1993 through October 2007. Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange, and Orpak’s holding company, O.R.T. Technologies Ltd. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

        We are proposing to adopt the following resolutions:

“RESOLVED, that the reappointment of Yigal Berman as an observer to the Board of Directors of RRsat Global Communications Network Ltd. until the 2010 annual meeting of shareholders of RRsat Global Communications Network Ltd. or until such earlier time as determined by the Board of Directors be, and it hereby is, approved.

FURTHER RESOLVED, to approve the following compensation for Yigal Berman as observer to the Board of Directors of RRsat Global Communications Network Ltd.:

i.	Annual fee – US$17,000;

ii.	Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

a.	Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

b.	Attending by phone or written consent – US$150.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the reappointment and compensation of Mr. Berman. In addition, since Mr. Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., a company that may be deemed to be a controlling shareholder of RRsat under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the reappointment and compensation of Mr. Berman, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than one percent of our outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the reappointment and compensation of Mr. Berman.

ITEM 3 – PROPOSAL TO APPROVE CHANGES TO THE COMPENSATION OF LIOR
RIVAL, OUR VICE PRESIDENT – SALES & MARKETING

        Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, an increase to the compensation of Lior Rival, our Vice President – Sales & Marketing. Our Compensation Committee, Audit Committee and Board of Directors further determined that the compensation increase is in the best interest of the company. Mr. Rival has served as our Vice President – Sales & Marketing since January 2003, after having served as our Marketing Manager from April 1998 through January 2003. Mr. Rival is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice President – Operations. Pursuant to the proposed increase, Mr. Rival will receive, effective January 1, 2009, a monthly gross salary of NIS 45,000 (approximately $11,250), and a monthly advance bonus payment of NIS 15,000 (approximately $3,750), to be offset against his annual bonus, which terms are not being changed.

        Since Mr. Rival is the son of David Rivel, our Chief Executive Officer, and David Rivel may be deemed a “controlling shareholder” of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., the change to Mr. Rival’s compensation requires the approval of our shareholders under Israel’s Companies Law.

        We are proposing to adopt the following resolution:

“RESOLVED, to approve the changes to the compensation of Lior Rival, RRsat Global Communications Network Ltd.‘s Vice President – sales & Marketing, as set forth in Item 3 of the Proxy Statement.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the changes to the compensation of Mr. Rival. In addition, since Mr. Rival is the son of David Rivel, our Chief Executive Officer, and David Rivel may be deemed a “controlling shareholder” of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal. In order to approve the changes to the compensation of Mr. Rival, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than one percent of our outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the changes to the compensation of Mr. Rival.

ITEM 4 – PROPOSAL TO APPROVE THE CHAIRMAN SERVICE AGREEMENT
WITH GILAD RAMOT, CHAIRMAN OF OUR BOARD OF DIRECTORS

        Mr. Ramot is the Chairman of our Board of Directors and has served in such role since April 2001. If reelected as a director at this meeting, Mr. Ramot will continue to serve as the Chairman of our Board of Directors.

        Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, subject to Mr. Ramot being reelected as director at this meeting, the execution and delivery of a Chairman Service Agreement with Mr. Ramot.

        Pursuant to the proposed Chairman Services Agreement, in consideration for the services provided by Mr. Ramot to the company, Mr. Ramot will be entitled to a monthly fee of $5,000 and an annual bonus not to exceed $60,000. The payment of the annual bonus is subject to compliance with criteria based on our annual operating results and the average trading price of our Ordinary Shares on NASDAQ, as set forth in Annex A. Pursuant to its terms, the Chairman Service Agreement will initially be effective for a one year period commencing January 1, 2009, and, subject to Mr. Ramot continuing to serve as the Chairman of our Board of Directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods through December 31, 2013.

        Our Compensation Committee, Audit Committee and Board of Directors have determined that the execution and delivery of the Chairman Service Agreement with Mr. Ramot is in the best interest of the company.

        We are proposing to adopt the following resolution:

“RESOLVED, to approve the execution and delivery of the Chairman Services Agreement by RRsat Global Communications Network Ltd., as set forth in Item 4 of the Proxy Statement.”

        The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the execution and delivery of the Chairman Service Agreement with Mr. Ramot. In addition, since Mr. Ramot is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a company that may be deemed to be a controlling shareholder of RRsat under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the execution and delivery of the Chairman Service Agreement with Mr. Ramot, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than one percent of our outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the execution and delivery of the Chairman Service Agreement with Mr. Ramot.

ITEM 5 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2008 CONSOLIDATED FINANCIAL
STATEMENTS

        Our Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2009.

        Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2008 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2008, including our 2008 audited consolidated financial statements, is available on our website at www.rrsat.com. To have a printed copy mailed to you, please contact us at Reem, D.N. Shikmim 79813, Israel; tel: +972-8-861-0000, email: investors@rrsat.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRsat Global Communications Network Ltd.‘s independent public accountants for 2009 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

        Voting Restrictions. We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel. Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel. Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

        Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRsat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049. Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors

Dated: June 28, 2009

Annex A

Chairman Annual Bonus Criteria

The Chairman shall be entitled each year to an annual bonus not to exceed $60,000 in the aggregate, based on the following two components:

Component A Bonus – Income Before Taxes

The Component A Bonus shall be calculated as follows:

a 0.75% X (FY Income Before Taxes – LFY Income Before Taxes)

a 1.75% X (FY Income Before Taxes – Budget Income Before Taxes)

“FY Income Before Taxes” shall mean RRsat’s Income Before Taxes on Income in the applicable fiscal year (as stated in RRsat’s Statements of Operations included in RRsat’s audited consolidated financial statements prepared in accordance with US GAAP).

“LFY Income Before Taxes” shall mean RRsat’s Income Before Taxes on Income in the prior fiscal year (as stated in RRsat’s Statements of Operations included in RRsat’s audited consolidated financial statements prepared in accordance with US GAAP).

“Budget Income Before Taxes” shall mean the amount stated in RRsat’s budget, as approved by RRsat’s Board of Directors, as RRsat’s forecasted Income Before Taxes on Income in the applicable fiscal year in accordance with US GAAP.

Notwithstanding anything to the contrary, the annual Component A Bonus shall not exceed in any event $30,000 in the aggregate.

Component B Bonus – Share Price

The Component B Bonus shall be calculated based on the average closing prices of the Ordinary Shares of RRsat on NASDAQ in each quarter:

Average Closing Price	Quarterly Bonus

$13.00-$13.99	$2,000

$14.00-$14.99	$3,000

$15.00-$15.99	$4,500

$16.00-$16.99	$6,000

$17.00 and greater	$7,500

In addition, in the event the average closing prices of the Ordinary Shares of RRsat on NASDAQ in a quarter exceeds $18.00, the Chairman shall be entitled to the following quarterly bonus (in addition to the $7,500 set forth above):

Average Closing Price	Additional Quarterly Bonus

$18.00-$18.99	$8,000

$19.00 and greater	$10,000

Notwithstanding anything to the contrary, the annual Component B Bonus shall not exceed in any event $30,000 in the aggregate.

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